# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anebulo Pharmaceuticals, Inc., CIK 0001815974
CUSIP: 034569103
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: c/o Anebulo Pharmaceuticals, Inc., 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas (TX), 78734
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0000921895-21-001384
Filed by CIK 0001770436
Persons authorized to receive notices and communications: Dan George, c/o Anebulo Pharmaceuticals, Inc., 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas (TX), 78734, (515) 598-0931

## Reporting persons
- Aron R. English (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 104,475; shared voting power 21,825,405; sole dispositive power 104,475; shared dispositive power 21,825,405; aggregate amount beneficially owned 21,929,880 (51.1% of the class)
  Comment: (1) Rows 7, 9 and 11 include 104,475 shares of Common Stock issuable pursuant to options exercisable within 60 days.
  
  (2) Rows 8, 10 and 11 include (i) 15,467,300 shares of Common Stock held by 22NW Fund, LP, (ii) 1,703,577 shares of Common Stock issuable pursuant to warrants exercisable within 60 days held by 22NW Fund, LP and (iii) 4,654,528 shares of Common Stock held by Pharma Investors, LLC.
  
  (3) Percentage calculated based on 41,084,731 shares of Common Stock outstanding as of December 23, 2024.
- 22 NW FUND, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 17,170,877; sole dispositive power 0; shared dispositive power 17,170,877; aggregate amount beneficially owned 17,170,877 (40.1% of the class)
  Comment: (1) Percentage calculated based on 41,084,731 shares of Common Stock outstanding as of December 23, 2024.
- PHARMA INVESTORS, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,654,528; sole dispositive power 0; shared dispositive power 4,654,528; aggregate amount beneficially owned 4,654,528 (11.3% of the class)
  Comment: (1) Percentage calculated based on 41,084,731 shares of Common Stock outstanding as of December 23, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Anebulo Pharmaceuticals, Inc.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On December 23, 2024, 22NW Fund, LP acquired from the Company 10,101,010 shares of Common Stock in connection with the Company's issuance of 15,151,514 shares of its Common Stock in the Private Placement (defined below) to certain investors, including 22NW Fund, LP. The purchase price of each share of Common Stock was $0.99.

Available funds were used by 22NW Fund, LP to purchase the shares of Common Stock. The total amount of the funds used to make the purchase described in this Schedule 13D was $10,000,000. The investment in the shares of Common Stock was for investment purposes.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:

The disclosure provided in Item 3 above is incorporated herein by reference.

On December 22, 2024, the Company entered into a securities purchase agreement (the "Purchase Agreement") with several institutional accredited investors (the "Investors") and with the 22NW Fund, LP, pursuant to which the Company issued and sold to the Investors and the 22NW Fund, LP an aggregate of 15,151,514 shares of Common Stock priced at-the-market (the "Private Placement"). The purchase price of each share of Common Stock was $0.99, which was equal to the Nasdaq Minimum Price, as defined in Nasdaq Listing Rule 5635(d). The Private Placement closed on December 23, 2024. The Company received aggregate gross proceeds from the Private Placement of approximately $15 million, before deducting estimated offering expenses payable by the Company.

Pursuant to the Purchase Agreement, the Company has agreed to register for resale the Shares held by the Investors (the "Registrable Securities"). The Company has agreed to file a registration statement covering the resale of the Shares by the Investors of the Registrable Securities within 60 days following the date of the Purchase Agreement and to cause such registration statement to become effective and to keep such registration effective at all times until such time that no Investor owns Shares.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of the specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Item 5(a) is amended and supplemented as follows: The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No.1 are incorporated by reference into this Item 5. Such responses are provided as of December 23, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: This Item 5(b) is amended and supplemented as follows: The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 1 are incorporated by reference into this Item 5. Such responses are provided as of December 23, 2024. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days: This Item 5(c) is amended and supplemented as follows: Except as set forth in Annex A and as described herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following:

Except as otherwise set forth in Amendment No. 1 to this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Annex A: Certain Transactions by the Reporting Persons During the Past Sixty Days

Exhibit 1: Form of Securities Purchase Agreement, dated December 22, 2024, by and among Anebulo Pharmaceuticals, Inc. and the persons party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Anebulo Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on December 23, 2024 (File No. 001-40388)).

Exhibit 99.1: Joint Filing Agreement by and among Aron R. English, 22NW Fund, LP and Pharma Investors, LLC, dated May 17, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 17, 2021).

## Signatures
- Aron R. English: /s/ Aron R. English, Aron R. English (12/26/2024)
- 22 NW FUND, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, the GP of 22 NW FUND, LP (12/26/2024)
- PHARMA INVESTORS, LLC: /s/ Aron R. English, Aron R. English, Owner (12/26/2024)